FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
19 October 2006
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive office)

Disclaimer
Merger Presentation
Executive Summary
Merger Presentation
Transaction Overview
Strategic Rationale
Creating an Asia-Pacific Pure Gold Major
Ballarat Goldfields Overview
Ballarat — Development Project
Advanced Exploration Opportunity
Established Infrastructure
Blue Whale Fault
Revised Development Plan
Securing Ballarat’s Future
Lihir Gold Overview
Lihir’s Global Shareholder Base
One of the World’s Largest Deposits
Major Open Cut Gold Mine
Well-established processing infrastructure
Process plant expansions
Geothermal Power Delivers Savings
Third Quarter performance
Merger Benefits for Lihir Shareholders
Accretive on Key Metrics
Merger Benefits for Ballarat Shareholders
Benefits for Ballarat Shareholders
Lihir — Strong Share Market Performer
Merged Company Financial Strength
Value Generation
Compelling Merger

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie
Name: Stuart MacKenzie
Title: Group Secretary & General Counsel
Date: 19 October 2006

Creating wealth for shareholders by establishing an Asia-Pacific gold major Merger of Lihir Gold Ltd with Ballarat Goldfields NL 17 October 2006

Disclaimer
2 Cautionary Note regarding Forward-looking Statements This presentation contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. All forward-looking statements in this presentation reflect the current expectations of either Ballarat Goldfields or Lihir Gold as the context requires concerning future results and events and generally may be identified by the use of forward-looking words such as “believe”, “aim”, “expect”, “anticipate”, “intending”, “foreseeing”, “likely”, “should”, “planned”, “may”, “estimate”, “potential”, or other similar words. Similarly, statements that describe Ballarat Goldfields’ or Lihir Gold’s objectives, plans, goals or expectations are or may be forward-looking statements. The statements contained in this presentation about the impact that the Scheme may have on the results of Lihir Gold’s operations and the advantages and disadvantages anticipated to result from the Scheme, are also forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Lihir Gold’s actual results, performance or achievements following implementation of the Scheme to differ materially from the anticipated results, performance or achievements, expressed, projected or implied by these forward-looking statements. The operations and financial performance of Ballarat Goldfields and Lihir Gold are subject to various risks which may be beyond the control of Ballarat Goldfields and/or Lihir Gold. As a result, Lihir Gold’s actual results of operations and earnings following implementation of the Scheme, as well as the actual advantages of the Scheme, may differ significantly from those that are anticipated in respect of timing, amount or nature and may never be achieved. The Risk Factors of the Scheme Booklet could affect future results of Lihir Gold following implementation of the Scheme, causing these results to differ materially from those expressed, projected or implied in any forward-looking statements. These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors also could have material adverse effects on future results of Lihir Gold following implementation of the Scheme. The forward-looking statements included in the Scheme Booklet and in this presentation are made only as of the date of the Scheme Booklet and of this presentation, respectively. Ballarat Goldfields and Lihir Gold cannot assure you that anticipated or implied results or events will be achieved. All of the forward-looking statements made in this presentation are qualified by this cautionary note. Specific reference is made to Lihir Gold’s most recent Form 20-F on file with the United States Securities and Exchange Commission for a discussion of some of the factors underlying forward-looking statements. All subsequent written and oral forward-looking statements attributable to Ballarat Goldfields or Lihir Gold or any person acting on their behalf are qualified by this cautionary statement. Subject to any continuing obligations under the Listing Rules or the Corporations Act, and except as set out in Section 4.7 of the Scheme Booklet, Ballarat Goldfields and Lihir Gold do not give any undertaking to update or revise any such statements after the date of this presentation, to reflect any change in expectations in relation thereto or any change in events, conditions or circumstances on which any such statement is based.

Merger Presentation
3 Ross Garnaut Chairman, Lihir Gold Ltd Arthur Hood Managing Director, Lihir Gold Ltd Richard Laufmann Managing Director, Ballarat Goldfields NL

Executive Summary
4 Merger creates an Asia-Pacific pure gold major: • two long-life, quality assets · significant growth profile · major resource base · substantial exploration potential · gold production >1 Moz per year from 2009 · healthy balance sheet with strong operating cashflows · reduced risk profile · combined market capitalisation of approx A$4 billion The combination of two single mine companies creates a gold major with reduced risk profile, enhanced growth potential and increased value per share

Executive Summary
Genuine merger Ballarat directors unanimously recommend the offer The two non-executive Ballarat directors to join Lihir
Gold board
The two executive Ballarat directors will join Lihir
management in senior roles
Ballarat operational management will continue to be
based in Ballarat The combination of two single mine companies creates a gold major with reduced risk profile, enhanced growth potential and increased value per share

Merger Presentation
Arthur Hood Managing Director, Lihir Gold Ltd

Transaction Overview
7 • Agreed merger. Lihir Gold acquiring Ballarat Goldfields through scheme of arrangement · Lihir Gold offering one ordinary share for each 10.8 Ballarat shares · Offer values Ballarat shares at 28.8 cents, a 28% premium to Ballarat’s closing price on 13 October · Ballarat shareholders to emerge with 8% of Lihir Gold · Lihir Gold will take a placement of 149 million Ballarat shares at 28 cents per share to provide funding of $42 million Agreed merger provides reduced risk and substantial upside for each merger partner

Strategic Rationale
8 Lihir Gold Mine — PNG • 2005 production: 600 kozs · 2007 production: 800 kozs · 2009 production: +1 mln oz · 40 Moz resource · project life of +40 years Ballarat Goldfields — Australia • 2007 – Development · Production start 2008: +100 kozs · 2009 production: +200 koz · 9 Moz exploration potential · 20 year mine life Head Office — Brisbane www.mapshop.com Reduces Risk Profile • Long life, quality assets · Eliminates single mine risk · Diversifies income streams · Diversifies country risk · Diversifies development risk · Secures BGF development funding

9 Strategic Rationale
Increases financial strength
• enhanced resource/reserve base · lifts gold production > 1 Moz per year from 2009 · healthy balance sheet, low gearing, strong, growing operating cashflows · combined market cap of approx A$4 billion
Delivers value to shareholders of the merged group
• significant growth potential · accretive on key financial measures · reduced risk profile · increased production profile · increased leverage to gold price

Creating an Asia-Pacific Pure Gold Major
10 19.7 19.7 1.4 19 20.4 9.2* 9.2* Ballarat Lihir New Lihir (Resources, Reserves and Exploration Potential, Koz) Resource Reserve Exploration Potential 10.6 38.7 49.3 +27% *As at Jun 06. Excludes Blue Whale Fault. Excludes Lihir Exploration Potential

11 Creating an Asia-Pacific Pure Gold Major 183 250 300 380 572 2000 +1250 +1000 Perseverance* Ballarat Bendigo Emperor Oceana Lihir Post merger New crest (Forecast annual production rate, end 2009, Koz) Source: Brokers reports and company documents * Excludes Leviathan

Ballarat Goldfields Overview
12 Richard Laufmann Managing Director, Ballarat Goldfields NL

Ballarat — Development Project
13 250 Kozs in 2009, from 600,000 tonnes of ore at cost of < $300/oz Forecast production: 3.9 Mt at 11.3 g/t = 1.4 Moz (Range of 1.1 — 2.1 Moz depending on coarse gold %) 9.2 Moz, excluding Blue Whale Fault Resource base: Exploration potential: Low cost, long life underground mine located in Ballarat, Victoria Asset: A$350 million at implied offer price of 28.8 cents Market Cap: Key Statistics

Advanced Exploration Opportunity
14 Berringa – 30klm sw Expl. Pot. 0.9Mozs

Established Infrastructure
15

Blue Whale Fault
16 • Discovery of substantially higher grade mineralisation at depth · Early drilling identified resource block of 0.3 Mt @ 20.6 g/t for 0.2 Moz

Revised Development Plan
17 • Development capex required ~ US$90 million

Securing Ballarat’s Future
Provides financial resources to develop the Ballarat
resource
Establishes Ballarat as a cornerstone of a major Asia-
Pacific pure gold producer, controlled and managed in Australia
Reduces Ballarat risk profile, as part of a diversified
multi-mine operation
Provides certainty and career opportunities for Ballarat’s
employees
Ensures that Ballarat’s interests will be represented at
board and management level

Lihir Gold Overview
19 Arthur Hood Managing Director, Lihir Gold Ltd

Lihir’s Global Shareholder Base
` 20 Major Shareholders Other 69% ML Gold Fund 10% Mineral Resources Lihir NWQ 16% August 2006 Asia 4% UK/Europe 15% North America 37% Australia 39% (21% RetaiI) PNG 5% 5% • Market capitalisation A$4 billion. Top 100 Australian company · Highly liquid stock. Average daily turnover of 12 million shares · Listed on ASX, Nasdaq, Port Moresby Stock Exchanges

One of the World’s Largest Deposits
21 124.1 119.7 86.0 74.9 70.2 70.0 59.6 55.2 52.9 52.8 44.5 40.0 38.6 29.3 27.6 27.5 27.5 27.3 25.22 20.7 G ras ber g Fre e State Ops Fre e Gol d Mar gi nal Ev ander Rand fonteinKloof Target North We stern AreasPeb ble W e stern Deep L evels DriefonteinLihir Orkney O buasi Elandsra n d Nevada O ps Oyu Tolgoi Blyv oor Yan acoch a Pascua (Moz) 83.5 29.3 24.3 23.4 21.0 18.9 18.4 17.4 17 15.2 15.2 15.0 13.4 13.4 12.7 12.6 12.6 12.4 12.2 11.8 G ra sberg Western Areas Nevada O ps DriefonteinLihir Yanacoc haPascu a G oldstrikeTelfe r Paracatu Free State OpsKloof Pue blo ViejoTarkwa Western Deep Levels Velad er o Bat u Hij au Kras noya rs kAhafo Minas C o n gas Ranked by Resource Ranked by Reserve Source: Global Mining Research

Major Open Cut Gold Mine
22 Minifie Lienetz

Well-established processing infrastructure
23

Process plant expansions 24 • Historical production ~ 600 kozs · Flotation expansion to lift production to >800 kozs next year · Options studies under way for +1 million oz from 2009.

Geothermal Power Delivers Savings
25 • Cheap, reliable power (1c/Kwh) · 36 MW in production · 20 MW expansion construction complete by year-end · Carbon trading approved

Third Quarter performance
26
Q3 production 127,000 oz, in line with internal expectations FY 670,000 oz target grade dependent Industry wide cost pressures flowing through Key production metrics improving The trend remains positive. Increasing production and reducing unit costs.
Expansion projects remain on track.
Geothermal power plant Flotation circuit expansion
+1 million oz option studies

Merger Benefits for Lihir Shareholders
27
Reduces risk profile through improved diversification Accretive transaction in terms of NPV, gold backing/share Adds significant growth potential and exploration upside Adds underground expertise to Lihir Gold’s skill set Provides career opportunities for staff Agreed merger enables extensive due diligence, reducing acquisition risk
Totally consistent with Lihir Gold’s stated expansion strategy
Merger takes Lihir into Tier One of global producers, with a strong growth profile

Accretive on Key Metrics 28 0.031 0.036 LHG LHG + BGF 1.52 1.70 LHG LHG + BGF Ounces of gold/share Based on Resource + Expl Pot NPV/share (A$) Based on Broker Research Averages Acquisition Cost Opex Gross cash cost Ongoing Devt capital Cost/oz acquired (US$/oz) Based on 4 Moz for LOM $80-100 $225 $63 $368-388 + 16% + 11%

Merger Benefits for Ballarat Shareholders
29 22.5 20 28.8 Oct-13 Oct-10 Offer price Ballarat share price, A cents Ballarat recent trading history +28% +44% Low – 17c, 29 Sept Generous acquisition premium 28.8c offer price

Benefits for Ballarat Shareholders
30
Secures the future of the Ballarat project in the hands of a
Australian based and managed company
Provides access to development funding Reduces development risk Provides opportunity to participate in the future growth of a strong diversified Asia Pacific pure gold company
Significantly increased gold price exposure and leverage
Ballarat shareholders receive an immediate premium plus participation in the upside of merged company

Lihir — Strong Share Market Performer
31 Lihir — #7 stock in ASX 200 in 12 months to June 2006. Share price increase of 136%

Merged Company Financial Strength
32 1448 Total Assets 1270 Non Current Assets 4 Other 103 Deferred income tax 911 Mine Properties 132 Deferred mining costs 120 Inventories 178 Current Assets 10 Other 65 Inventory 103 Cash and cash equivalents US$000 Merged Balance Sheet as at Jun 06 • Strong balance sheet position · Gearing of 15% (Borrowings/Total Assets) • Healthy Cashflow · Considerable funding capacity and flexibility: Cashflow, Debt, Equity 806 Net Assets 642 Total Liabilities 522 Non Current Liabilities 13 Other 219 Borrowings 290 Derivative financial instruments 120 Current Liabilities 7 Other 46 Accounts payable 67 Derivatives This simplified balance sheets excludes the specific accounting rules concerning acquisition accounting under IFRS and AIFRS

Value Generation
33 +1 moz project Ballarat production Flotation expansion Geothermal power 20 MW expansion on track. Driving down costs More geothermal potential being identified Commissioning Q1 2007. Boosts production by average 140 Koz/yr Production to commence in 2008 Rising to 250 Koz from 2009 Options being evaluated. Construction potentially 2008, with production 2009 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023

Compelling Merger
34
Creates a major Asia Pacific pure gold producer, with
a strong growth profile and competitive cost structure
Establishes solid platform for profitable growth and
increased shareholder returns
Reduces risk profile by combining two single mine
companies
Secures funding for Ballarat development
Creates value for shareholders of each company